MILBANK, TWEED, HADLEY & MCCLOY LLP
601 South Figueroa Street
Thirtieth Floor
Los Angeles, California 90017-5765
(213) 892-4000
Facsimile: (213) 892-4733

July 9, 2007

VIA FEDEX AND EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Pamela Carmody

Re:	Station Casinos, Inc.
Revised Schedule 14A filed June 26, 2007 File No. 1-12037 Schedule 13E-3/A filed by Station Casinos, Inc., et al. on June 26, 2007 File No. 5-48915

Dear Ms. Carmody:

On behalf of Station Casinos, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated June 29, 2007 (the “Comment Letter”) relating to the above-referenced revised Schedule 14A Amendment No. 2 filed on June 26, 2007 (the “Proxy Statement”) and Schedule 13E-3 Amendment No. 2 filed on June 26, 2007 (the “Schedule 13E-3”). The Company has revised the Proxy Statement and Schedule 13E-3 in response to the Staff’s comments and is filing concurrently with this letter a definitive Schedule 14A (the “Definitive Proxy Statement”) and an amended Schedule 13E-3 (the “Amended Schedule 13E-3”) that reflect these revisions and generally update the information contained therein.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of the Definitive Schedule 13E-3 or the Definitive Proxy Statement, as applicable. Capitalized terms used and not defined herein have the meanings given to such terms in the Definitive Proxy Statement.

The responses and information described below are based on information provided to us by representatives of the Company, the Fertittas, Colony or their respective affiliates, as the case may be.

1.                                         We note your response to our previous comment number 2.  Please supplementally provide a copy of the information provided by E&Y and a more detailed description of the services provided in connection with the due diligence.  Further, General Instruction C requires information about control persons in certain situations, it does not require that non-affiliates become filing persons on the Schedule 13E-3.  In this regard, it appears that Colony has become an affiliate due to its involvement with the Fertittas and accordingly is a filing person on the schedule.  See Corporation Finance’s Current Issues Outline available on our website.  To the extent the E&Y information constitutes an Item 1015 report, please provide the required information.

RESPONSE:  We respectfully disagree that Colony is an “affiliate” of the Company within the meaning of Rule 13e-3 promulgated under the Exchange Act.  However, putting the issue of whether or not Colony is an affiliate of the Company aside and assuming for purposes of this response that Colony is an affiliate of the Company, we

Ms. Pamela Carmody
Securities and Exchange Commission
July 9, 2007

respectfully submit that the due diligence report prepared by E&Y does not constitute an Item 1015 report as such report was not materially related to the going-private transaction.  As requested, we have furnished supplementally a more detailed description of the scope of the due diligence services provided by E&Y as Exhibit A hereto.  Consistent with the scope of services, E&Y reviewed the Company’s historical financial statements and tax returns and prepared and delivered to Colony a due diligence memorandum primarily focused on the following items:  (i) analyzing trends in the Company’s historical operating results to identify usual trends and/or one-time or non-recurring events; (ii) analyzing balance sheet components focusing on items that require significant judgment, such as reserves and accruals; (iii) understanding key accounting policies and the differences between interim and year-end reporting; (iv) analyzing historical capital and maintenance capital expenditures by property; and (v) analyzing Company-prepared projections for fiscal years 2006 and 2007 in comparison to historical trends.

2.                                         We note the revised disclosure on page 21.  What consideration was given to disclosing the “bank projections” including the differences between the bank projections and management projections and the reasons therefore?

RESPONSE:  We respectfully submit that the management projections described on page 21 of the Definitive Proxy Statement are the same management projections that are disclosed on page 50 of the Definitive Proxy Statement.  We have deleted the reference to “bank projections” altogether.

3.                                         We note the revised disclosure on page 29.  What consideration was given to whether the Bear Stearns analysis was a report materially related to the going private transaction which should be described pursuant to Item 1015 and filed pursuant to Item 1016?  Further, confirm that the projections underlying this analysis have been disclosed.

RESPONSE:  We respectfully submit that we gave careful consideration as to whether the illustration prepared by Bear Stearns is an Item 1015 report but ultimately concluded that such illustration was not materially related to the going-private transaction.  Nevertheless, such illustration is included on page 39 of Bear Stearns’ presentation to the special committee on February 22, 2007, which was filed as Exhibit 99.2 with the Schedule 13E-3 filed on May 7, 2007.  Such illustration only addressed the hypothetical returns to Parent’s investors based on projections (which we confirm are disclosed in the Definitive Proxy Statement on page 50), assuming various EBITDA exit multiples.  The illustration was ancillary information provided to the Special Committee and was not part of the financial analyses performed by Bear Stearns in support of its fairness opinion and, therefore, not part of Bear Stearns’ opinion to the special committee.

* * * *

Please do not hesitate to call me at (213) 892-4333 or Deborah J. Ruosch of our firm at (213) 892-4671 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Kenneth J. Baronsky

Kenneth J. Baronsky

Exhibit A

Scope of Due Diligence Services

The E&Y Due Diligence procedures were performed pursuant to the AICPA Statement on Standards for Consulting Services. E&Y issued a findings and recommendations restricted distribution report for Colony Capital, LLC ("Colony") related to Colony's potential investment in Station Casinos, Inc. (the "Target").

The “historical period” referred to herein is the years ended December 31, 2003, 2004 and 2005, the most current available interim period of 2006 and the corresponding interim period of 2005. The “historical balance sheet dates” referred to herein are December 31, 2004 and 2005 and the most recent available interim date for 2006.

•                  Analyze revenue, operating expense, and EBITDA components and trends and key gaming/hotel metrics on a consolidated basis and, on a high-level, at the specific properties. Drill down into significant or unusual trends identified at the property level. Coordinate analysis with Colony-prepared analyses and models and identify significant discrepancies, if any.

•                  Analyze corporate, development, and other income/expense components and trends to identify significant or unusual trends and/or potential quality of earning adjustments.

•                  Inquire of management about any extraordinary, non-recurring or out-of-period items of income an expense during the historical period.

•                  Analyze Colony-prepared EBITDA bridges from 2005-2006 (projected) and 2006 (projected) to 2007 (projected) in light of historical trends analyzed above.

•                  Obtain access to the Target’s independent accountant’s working papers for their December 31, 2005 audit. Understand the nature of the work performed, significant accounting policies and procedures, and the nature and magnitude of year end adjustments posted and waived.

•                  Analyze significant balance sheet components, specifically focusing on:

-                    Asset reserves including receivables, inventory

-                    Realizability of advances to Native American tribes

-                    Interest rate swap positions

-                    Player rewards program accounting

-                    Other accruals/liabilities involving significant judgment

•                  Analyze historical capital expenditures and trends:

-                    Maintenance vs. growth expenditures by property

-                    Hotel room rotational rehab programs

-                    Benchmark of capital expenditures levels in comparison to other public gaming operators and other gaming properties within Colony’s portfolio

-                    Property specific ROIC analysis

-                    Company-wide capex issues - financial and gaming systems, IGT pricing, non-operating capex

-                    Identification of deferred capital expenditures, if any

•                  Review of federal tax returns for past three years and high-level discussions with Target management and/or tax advisors to identify any tax exposures

•                  High-level analysis of Target’s information systems, support and infrastructure to identify any significant exposures to obsolete or ineffective systems